November 24, 2009
VIA EDGAR
Linda B. Stirling, Esq.
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, DC 20549

Re:	Goldman Sachs U.S. Equity Fund (the “Fund”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Stirling:
This letter responds to comments you provided to Elise M. Dolan and Vanessa M. Meeks of Dechert LLP in a telephonic discussion on Friday, October 16, 2009, with respect to your review of the Fund’s registration statement filed with the Securities and Exchange Commission on September 3, 2009. We have reproduced your comments below, followed by our responses.
1.	Comment: The introductory language under “Fees and Expenses of the Fund” on page 1 of the Prospectus should be changed to match more closely the language in Item 3 of Form N-1A.

Response: We will incorporate your comment.

2.	Comment: Footnotes 1-7 to the fees and expenses tables on pages 1-2 of the Prospectus should be removed from the summary section of the Prospectus as they are not required by Form N-1A.

Response: We will incorporate your comment with respect to footnotes 1-5 and footnote 7. However, the Fund believes that footnote 6 is required per Form N-1A Item 3, Instruction 6(a) regarding new funds.

3.	Comment: Footnote 8 to the expenses table on page 2 of the Prospectus should be expanded to provide information on the period for which the expense limitation is expected to continue, including the expected termination date, and a brief description of who can terminate the arrangement and under what circumstances, per Instruction 3(e) to Item 3 of Form N-1A.

Response: We will incorporate your comment.

4.	Comment: The introductory language under “Expense Example” on page 2 of the Prospectus should be changed to match more closely the language in Item 3 of Form N-1A, except that the portion of the language that reads “except that the Example assumes that the expense limitation agreement between the Fund and the Investment Adviser will remain in place for only one year” may be included as a parenthetical.

Response: We will conform the language under “Expense Example” to match the language of Form N-1A, except that we will retain our class references, as we believe that doing so better meets the requirement that the summary section of the prospectus be straightforward and easy to understand for investors. We will incorporate your comment with respect to the expense limitation language.

5.	Comment: The sentence “The hypothetical example assumes that a CDSC will not apply to redemptions of Class A Shares within the first 18 months” at the bottom of page 2 of the Prospectus should be removed in its entirety, as it is not required by Form N-1A.

Response: We will incorporate your comment.

6.	Comment: The language of the section entitled “Portfolio Turnover” on page 3 of the Prospectus should be changed to match more closely the language in Item 3 of Form N-1A.

Response: We believe that the language used in the Portfolio Turnover section is substantially the same as that required by Form N-1A.

7.	Comment: Under “Fund Strategy” on page 3 of the Prospectus, describe how individual securities are selected.

Response: We will incorporate your comment.

8.	Comment: Under “Fund Strategy” on page 3 of the Prospectus, include examples of the types of fixed income securities that the Fund may invest in.

Response: We will incorporate your comment.

9.	Comment: Under “Fund Strategy” on page 3 of the Prospectus, define “large-cap issuers” and “equity investments.”

Response: We have defined large-cap issuers as those “with public stock market capitalizations within the range of the market capitalization of companies constituting the Standard & Poor’s 500 Index”. The term “equity investments” is defined in the first paragraph of Appendix A on page 49 of the Prospectus, and under Investment Objectives and Policies-General Information Regarding the Fund on page 4 of the SAI.

10.	Comment: Under “Principal Risks of the Fund” on page 3 of the Prospectus, please incorporate disclosure of the risks relating to a value-based investment strategy.

Response: The Fund has enhanced its investment style risk disclosure to reflect that growth and value style investing may fall out of favor from time to time.

11.	Comment: Please confirm whether liquidity risk under “Principal Risks of the Fund” on page 3 of the Prospectus is in fact a principal risk.

Response: We do not consider liquidity risk to be a principal risk of the Fund. Accordingly, we will remove this risk from the “Principal Risks of the Fund” section.

12.	Comment: Please add disclosure regarding the risks of foreign securities and fixed income securities to the section “Principal Risks of the Fund” on page 3 of the Prospectus, if these will in fact be principal risks of the Fund.

Response: We will add disclosure regarding the risks of foreign securities to the “Principal Risks of the Fund” section. The Fund does not consider the risks associated with investing in fixed income securities to be principal risks.

13.	Comment: The cross reference “For additional information please see the ‘Risks of the Fund’ on page 10 and ‘Appendix A’ on page 49 in this Prospectus” at the top of page 4 of the Prospectus should be removed in its entirety, as it is not required by Form N-1A.

Response: We will incorporate your comment.

14.	Comment: Please remove from the summary section or streamline the information contained in the second sentence of the first paragraph under “Buying and Selling Fund Shares” on page 4 of the Prospectus. In addition, paragraphs three and four, and all except the first sentence of paragraph five, should be removed from this section, as they are not required by Form N-1A.

Response: We will incorporate your comment.

15.	Comment: Under “Tax Information” on page 5 of the Prospectus, all except the first sentence should be removed, as this information is not required by Form N-1A.

Response: We will incorporate your comment.

16.	Comment: The section currently entitled “Payments to Financial Professionals” on page 5 of the Prospectus should be renamed “Payments to Broker-Dealers and Other Financial Intermediaries” to match the language in Item 8 of Form N-1A. Additionally, the Staff suggests that the term “financial intermediary” be used throughout in place of “Authorized Institution.”

Response: We will rename the section “Payments to Financial Professionals” to match the language of Form N-1A. However, we will continue to use the term “Authorized Institutions” in this section as we do throughout the Prospectus, as we believe that term is more accurate and better meets applicable “Plain English” requirements.

17.	Comment: The Staff suggests that the footnote on page 6 of the Prospectus regarding providing shareholders with 60 days notice be included in the text of the “Principal Investment Strategies” section rather than in a footnote.

Response: We will incorporate your comment.

18.	Comment: Please confirm whether all of the “Investment Practices” listed in the chart on page 8 of the Prospectus are, in fact, principal investment practices. In this regard, please specifically confirm whether foreign currency transactions and forward foreign currency exchange contracts are principal practices for this Fund.

Response: The Fund has listed investment practices that it considers to be principal investment practices in the summary section of the Prospectus. The Fund has provided additional information on these, and other investment practices, in the Investment Practices section of the Prospectus and in Appendix A. The Fund believes that disclosure regarding these additional investment practices is relevant and important to Fund shareholders. While the Fund does not intend to invest in foreign currency transactions and forward foreign currency exchange contracts as part of the principal strategy, the Fund is not prohibited from investing in these instruments.

19.	Comment: Regarding Investment Company Securities in the “Investment Practices” chart on page 8 of the Prospectus, please confirm that the Fund would incorporate acquired fund fees and expenses in its fee table if the fees to be incurred by the Fund as a result of its investment in investment companies exceed one basis point.

Response: The Fund hereby confirms that it would incorporate acquired fund fees and expenses in its fee table if the fees to be incurred by the Fund as a result of its investment in investment companies exceed one basis point.

20.	Comment: Please confirm whether the risks listed in the “Risks of the Fund” chart on page 10 of the Prospectus are principal risks, and, if so, list each of them under “Principal Risks of the Fund” in the summary section of the Prospectus.

Response: The Fund has listed each of the risks that it considers principal risks of the Fund in the summary section of the Prospectus. The Fund has provided additional information on these and other risks in the “Risks of the Fund” section of the Prospectus and in Appendix A. The Fund believes that disclosure regarding these additional risks is relevant and important to Fund shareholders.

21.	Comment: Please confirm whether the Fund may invest in non-investment grade fixed income securities, as described in the third paragraph to “Appendix A” on page 49 of the Prospectus. If the Fund will invest in non-investment grade fixed income securities as part of its principal investment strategy, please modify the “Investment Securities” and “Risks of the Fund” charts on pages 9 and 10 of the Prospectus, respectively.

Response: The Fund will not invest in non-investment grade fixed income securities and has modified its disclosure accordingly.

22.	Comment: Please incorporate disclosure with respect to the Fund’s temporary defensive positions in the Fund’s investment strategy section on page 6 of the Prospectus, pursuant to Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: We will incorporate your comment.

23.	Comment: Please confirm whether the use of repurchase agreements and securities lending, as described on pages 61-62 of the Prospectus, are principal strategies of the Fund. If so, please incorporate disclosure with respect to these strategies pursuant to Items 4 and 9 of Form N-1A.

Response: The Fund will not use repurchase agreements or securities lending as part of its principal investment strategies.

24.	Comment: In “Appendix C—Prior Performance of Similarly Advised Account of the Investment Adviser” on page 69 of the Prospectus, please clarify that the composite information shown incorporates the performance of all accounts that are substantially similar to the Fund.

Response: We will incorporate your comment.

25.	Comment: Please confirm that the Shareholder Guide will not be used as a separate disclosure document as had previously been permitted by Item 6(g) of Form N-1A.

Response: The Fund hereby confirms that the Shareholder Guide will not be used as a separate disclosure document as previously contemplated by Item 6(g) of Form N-1A.
Please do not hesitate to contact the undersigned at 202.261.3459 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Reza Pishva
Reza Pishva

cc:	Patricia Meyer, Goldman Sachs Elise M. Dolan, Dechert LLP Vanessa M. Meeks, Dechert LLP